SEC File No. 70

                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC  20549

                             FORM U-1

                           DECLARATION

                              UNDER

      THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

          JERSEY CENTRAL POWER & LIGHT COMPANY ("JCP&L")
              METROPOLITAN EDISON COMPANY ("MET-ED")
            PENNSYLVANIA ELECTRIC COMPANY ("PENELEC")
                       2800 Pottsville Pike
                  Reading, Pennsylvania 19605

          (Names of companies filing this statement and addresses of principal executive offices)

                       GPU, INC. ("GPU")
 (Name of top registered holding company parent of applicants)


Scott L. Guibord
Secretary
Jersey Central Power & Light Company
Metropolitan Edison Company
Pennsylvania Electric Company
2800 Pottsville Pike
Reading, Pennsylvania 19605

M.A. Nalewako, Secretary
Michael J. Connolly, Esq., Assistant
  General Counsel
GPU Service, Inc.
100 Interpace Parkway
Parsippany, New Jersey  07054

Douglas E. Davidson, Esq.
Berlack, Israels & Liberman LLP
120 West 45th Street
New York, New York  10036


           (Names and addresses of agents for service)


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Item 1.   Description of Proposed Transactions.

     A. JCP&L, Met-Ed, and Penelec (collectively, the "Operating Companies") are electric utility subsidiaries of GPU, a registered holding company.

     B. The Operating Companies maintain insurance policies that provide coverage for workers compensation claims, as required by state law. The policies also provide liability insurance coverage for employee claims made directly against the Operating Companies. Prior to 1993, in the case of Met-Ed and Penelec, and 1994, in the case of JCP&L, the policies required the insurance company to pay all claims without a deductible and to pay all expenses and costs, including legal fees, incurred in connection with the investigation, defense or settlement of claims.

     C. In order to reduce premium costs, commencing in 1993 for Met-Ed and Penelec and in 1994 for JCP&L, the Operating Companies modified the policies to provide for the payment of a deductible for each claim, up to a specified maximum amount for all claims in the calendar year, and to pay the expenses attributable to all claims. While the insurance company continues to administer and pay all claims and expenses as they arise, the Operating Companies reimburse the insurance company for the amount of each claim paid up to the deductible and all expenses paid in such month.

     D. The insurance companies required, as a condition to permitting the policies to be modified to provide for the payment of the deductible, that the Operating Companies deliver an irrevocable bank letter of credit ("L/C") as security for the Operating Company's obligation to pay the deductible. Accordingly, by Order dated April 14, 1993 (HCAR No. 35-25793) ("1993 Order"), Met-Ed and Penelec were authorized, among other things, to enter into L/C reimbursement agreements with banks and to deliver to their insurance company irrevocable bank L/Cs from time to time through December 31, 1998. The aggregate face amount of the L/Cs delivered by Met-Ed and Penelec would not exceed $20 million, provided that the L/Cs delivered on behalf of Met-Ed or Penelec individually would not exceed $15 million. In addition, by Order dated March 15, 1994 (HCAR No. 35-26003) ("1994 Order"), JCP&L was authorized, among other things, to enter into L/C reimbursement agreements with banks and to deliver to its insurance company irrevocable bank L/Cs in an aggregate face amount of up to $15 million from time to time through December 31, 1998.

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     E.   The Operating Companies now propose to extend to December
31, 2006 the period during which they may enter into L/C reimbursement agreements from time to time and deliver the related L/Cs to their insurance companies. Each such L/C would have a term not exceeding three years. Drawings on the L/C would bear interest at not more than 5% above the issuing bank's prime rate as in effect from time to time. In addition, as stated in the prior orders, the aggregate face amount of L/Cs which may be outstanding at any time for each Operating Company will not exceed $15 million, provided that the aggregate face amount of L/Cs delivered by Met-Ed and Penelec would not exceed $20 million in the aggregate.

     F. The 1993 Order stated that no Operating Company would be liable for draws on an L/C delivered by another Operating Company. The Operating Companies now anticipate, however, that it might be more efficient to obtain two insurance policies to provide coverage for their employees (instead of three as is currently the case). One such insurance policy would provide coverage for all of their employees based in Pennsylvania, and a second policy would provide coverage for all of their employees based in New Jersey. The Pennsylvania and New Jersey policies would also cover the Pennsylvania and New Jersey employees, respectively, of GPU Service, Inc., GPU Nuclear, Inc., and GPU Generation, Inc., which are subsidiary service companies of GPU. If the policies are obtained in this manner, it is anticipated that JCP&L would enter into the L/C reimbursement agreement for the New Jersey policy, and Penelec and/or Met-Ed would enter into the L/C reimbursement agreement for the Pennsylvania policy. However, regardless of which Operating Company is obligated on the L/C reimbursement agreement, the fees of each L/C and any draws thereon would be allocated among the Operating Companies and such service companies on whose behalf the L/C was issued based on loss exposure (determined generally by payroll) in the applicable state.

     G.   The Applicants submit that all of the criteria of Rules
53 and 54 under the Act with respect to the proposed transactions are satisfied:

          (i) The average consolidated retained earnings for GPU and its subsidiaries, as reported for the four most recent quarterly periods in GPU's Annual Report on Form 10-K for the year ended December 31, 1995 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996, as filed under the Securities Exchange Act of 1934, was approximately $2.07 billion. As of September 30, 1996, GPU had invested, or committed to invest, directly or indirectly, an aggregate of approximately $244 million in


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     exempt wholesale generators ("EWGs") and $679 million in
     foreign utility companies ("FUCOs"). GPU's aggregate investment in EWGs and FUCOs, including amounts invested pursuant to all outstanding or pending authorizations to make investments in EWGs or FUCOs, will not at any time exceed the "safe harbor" limitation imposed by Rule 53 without prior Commission authorization.(1)

          (ii) GPU maintains books and records to identify investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.

     (A) For each United States EWG in which GPU directly or indirectly holds an interest:

               (1) the books and records for such EWG will be kept in conformity with United States generally accepted accounting principles ("GAAP");

               (2) the financial statements will be prepared in accordance with GAAP; and

               (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements as the Commission may request.

     (B) For each FUCO or foreign EWG which is a majority-owned subsidiary of GPU:

               (1) the books and records for such subsidiary will be kept in accordance with GAAP;

               (2) the financial statements for such subsidiary will be prepared in accordance with GAAP; and

               (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements, or copies thereof in English, as the Commission may request.

_______________
(1) GPU has filed with the Commission a Post-Effective Amendment to its Application on Form U-1 in Docket No. 70-8593
     requesting authorization to increase this limitation to 100% of GPU's "consolidated retained earnings".

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     (C)  For each FUCO or foreign EWG in which GPU owns 50% or less of the voting securities, GPU directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause

               (1) such entity to maintain books and records in accordance with GAAP;

               (2) the financial statements of such entity to be prepared in accordance with GAAP; and

               (3) access by the Commission to such books and records and financial statements (or copies thereof) in English as the Commission may request and, in any event, will provide the Commission on request copies of such materials as are made available to GPU and its subsidiaries. If and to the extent that such entity's books, records or financial statements are not maintained in accordance with GAAP, GPU will, upon request of the Commission, describe and quantify each material variation therefrom as and to the extent required by subparagraphs
          (a) (2) (iii) (A) and (a) (2) (iii) (B) of Rule 53.

          (iii) No more than 2% of GPU's domestic public utility subsidiary employees will render any services, directly or indirectly, to any EWG or FUCO in which GPU directly or indirectly holds an interest.

          (iv) Copies of this Application are being provided to the New Jersey Board of Public Utilities and the Pennsylvania Public Utility Commission, the only federal, state or local regulatory agencies having jurisdiction over the retail rates of GPU's electric utility subsidiaries.(2) In addition, GPU will submit to each such commission copies of any Rule 24 certificates required hereunder, as well as a copy of Item 9 of GPU's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization herein requested is granted).
______________
(2) Penelec is also subject to retail rate regulation by the New York Public Service Commission with respect to retail service to approximately 11,300 customers in Waverly, New York served by Waverly Electric Power & Light Company, a Penelec subsidiary. Waverly Electric's revenues are inmaterial, accounting for less than 1% of Penelec's total operating revenues.

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          (v)  None of the provisions of paragraph (b) of Rule 53
     render paragraph (a) of that Rule unavailable for the proposed transactions.

     (A) Neither GPU nor any subsidiary of GPU is the subject of any pending bankruptcy or similar proceeding.

     (B) GPU's average consolidated retained earnings for the four most recent quarterly periods (approximately $2.07 billion) represented an increase of approximately $200 million (or approximately 10%) in the average consolidated retained earnings for the previous four quarterly periods (approximately $1.87 billion).

     (C) GPU did not incur operating losses from direct or indirect investments in EWGs and FUCOs in 1995 in excess of 5% of GPU's consolidated retained earnings.

          (iv) In accordance with Rule 54, the requirements of Rule 53(a), (b) and (c) are fulfilled.


Item 2.   Fees, Commissions and Expenses.

          The estimated fees, commissions and expenses to be incurred in connection herewith will be filed by amendment.


Item 3.   Applicable Statutory Provisions.

          Sections 6(a), 7 and 12 of the Act and Rules 45, 53 and
54 are applicable to the proposed transactions.


Item 4.   Regulatory Approval.

          No state or federal commission (other than your Commission) has jurisdiction over the proposed transactions.


Item 5.   Procedure.

          It is requested that the Commission issue an order with respect to the transactions proposed herein at the earliest practicable date but, in any event, not later than January 15, 1997. It is further requested that (i) there not be a recommended

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decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Office of Public Utility
Regulation be permitted to assist in the preparation of the Commission's decision, and (iii) there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.   Exhibits and Financial Statements.

          (a)  Exhibits:

               A-1       Form of Letter of Credit - incorporated
                         by reference to Exhibit A-1 (SEC File No.
                         70-8323).

               A-2       Form of Reimbursement Agreement -
                         incorporated by reference to Exhibit A-2
                         (SEC File No. 70-8323).

               B Form of Endorsement to Insurance Policy - incorporated by reference to Exhibit B
                         (SEC File No. 70-8323).

               C         Not applicable.

               D         Not applicable.

               E         Not applicable.

               F-1       Opinion of Berlack, Israels & Liberman
                         LLP -- to be filed by amendment.

               F-2       Opinion of Michael J. Connolly, Esq. --
                         to be filed by amendment.

               G         Proposed form of public notice.

          (b)  Financial Statements:

               1         Financial statements of the Operating
                         Companies have been omitted since the
                         proposed transaction will not have a
                         material effect thereon.


               2         None


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               Note:     GPU Corporate and Consolidated actual and
                         pro forma financial statements are
                         omitted since they are not deemed to be
                         material or relevant or necessary for a
                         proper disposition of the proposed
                         transactions.

               3         None.

               4         None.

Item 7.   Information as to Environmental Effects.

          The issuance of an order by your Commission with respect to the subject transactions is not a major federal action significantly affecting the quality of the human environment.

          No federal agency has prepared or is preparing an environmental impact statement with respect to the subject transactions.




















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                            SIGNATURE

          PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY

HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY

CAUSED THIS STATEMENT TO BE SIGNED ON THEIR BEHALF BY THE

UNDERSIGNED THEREUNTO DULY AUTHORIZED.


                              JERSEY CENTRAL POWER & LIGHT COMPANY
                              METROPOLITAN EDISON COMPANY
                              PENNSYLVANIA ELECTRIC COMPANY



                              By:
                                   T. G. Howson
                                   Vice President and Treasurer




Date: November 21, 1996



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